# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vince Holding Corp., CIK 0001579157
CUSIP: 92719W108
Title of class of securities: Common Stock, par value $0.01
Address of issuer's principal executive offices: 500 5th Avenue, 20th Floor, New York, New York (NY), 10110
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001637693

## Reporting persons
- SK Financial Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Cardinal, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Advisors V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Partners V, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- SCSF Cardinal, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Securities Offshore Fund, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Securities Fund, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Securities, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Sun Capital Securities Advisors, LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Marc J. Leder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Rodger R. Krouse: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Vince Holding Corp.
Address of issuer's principal executive offices: The principal executive offices of Vince Holding Corp. (the "Company") are at 500 Fifth Avenue-20th Floor, New York, New York 10110.

## Item 2. Person Filing
Name of person filing:
This Amendment No. 6 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Commission pursuant to Section 13 of the Act: SK Financial Services, LLC ("SK Financial"), Sun Cardinal, LLC ("Sun Cardinal"), SCSF Cardinal, LLC ("SCSF Cardinal"), Sun Capital Partners V, L.P. ("SCP V"), Sun Capital Advisors V, L.P. ("Sun Advisors V"), Sun Capital Partners V, Ltd. ("Sun Partners V Ltd."), Sun Capital Securities Offshore Fund, Ltd. ("Sun Offshore"), Sun Capital Securities Fund, LP ("Sun Securities Fund"), Sun Capital Securities, LLC ("Sun Securities LLC"), Sun Capital Securities Advisors, LP ("Sun Securities Advisors"), Marc J. Leder ("Leder") and Rodger R. Krouse ("Krouse") (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2017, a copy of which is attached as Exhibit A to the Company's Schedule 13G/A filed by the Reporting Persons with the Commission on February 13, 2017, pursuant to which the Reporting Persons agreed to file such Schedule 13G/A and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o Sun Capital Partners, Inc., 5200 Town Circle Center, Suite 600, Boca Raton, Florida 33486.
Citizenship: SK Financial, Sun Cardinal, SCSF Cardinal, Sun Securities Fund and Sun Securities LLC were organized under the laws of the State of Delaware. SCP V, Sun Advisors V, Sun Partners V Ltd., Sun Offshore and Sun Securities Advisors were organized under the laws of the Cayman Islands. Leder and Krouse are citizens of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer. This filing represents an exit filing for the Reporting Persons. See Item 9 on the cover pages hereto.
Percent of class: See Item 11 on the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition:
See Item 8 on the cover pages hereto.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G/A.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SK Financial Services, LLC: /s/ Angela Williams, Angela Williams/Vice President and Assistant Treasurer (10/24/2025)
- Sun Cardinal, LLC: /s/ Angela Williams, Angela Williams/Vice President and Assistant Treasurer (10/24/2025)
- Sun Capital Partners V, L.P.: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Partners V, Ltd. (10/24/2025)
- Sun Capital Advisors V, L.P.: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Partners V, Ltd. (10/24/2025)
- Sun Capital Partners V, Ltd.: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer (10/24/2025)
- SCSF Cardinal, LLC: /s/ Angela Williams, Angela Williams/Vice President and Assistant Treasurer (10/24/2025)
- Sun Capital Securities Offshore Fund, Ltd.: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer (10/24/2025)
- Sun Capital Securities Fund, LP: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Securities, LLC (10/24/2025)
- Sun Capital Securities, LLC: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer (10/24/2025)
- Sun Capital Securities Advisors, LP: /s/ Angela Williams, Angela Williams/Chief Financial Officer, Vice President and Assistant Treasurer of Sun Capital Securities, LLC (10/24/2025)
- Marc J. Leder: /s/ Marc J. Leder, Marc J. Leder (10/24/2025)
- Rodger R. Krouse: /s/ Rodger R. Krouse, Rodger R. Krouse (10/24/2025)